Exhibit 99.2

Dear Recipient:

      The following instructions apply to the Rescission Offer which is referred to in the prospectus dated July 15, 1998 (the "Prospectus") related to the common stock, par value $0.01 per share (the "Common Stock"), of TearDrop Golf Company (the "Company") pursuant to the TearDrop Golf Co. & Subsidiaries 401(k) Plan (the "Plan").

      During 1998, 135,563 shares of Common Stock of the Company were purchased by the administrator of the Plan on behalf of certain employees of the Company. It appears that the provisions of the Securities Act of 1933, as amended, and securities laws of certain states relating to the registration of securities may not have been fully complied with in connection with the offer or sale of these securities. Accordingly, the Company is offering to repurchase these securities from you for your purchase price for cash, plus 6% interest per annum from the date of purchase, less any dividends, interest payments, or cash distributions paid to date (the "Rescission Offer"). If you accept the Rescission Offer, the shares of Common Stock of the Company that were purchased for your benefit in the Plan will be sold to the Company at your purchase price, plus 6% interest (and not the current market price) and you will no longer have the benefit of the ownership of such shares.

      The enclosed Prospectus should be reviewed carefully before deciding whether to accept the Rescission Offer. The Rescission Offer remains open for 30 days from the date of this notice (the "Expiration Date"). During such time, you may either accept or reject the Rescission Offer.

      If you affirmatively reject the Rescission Offer or fail to affirmatively accept the Rescission Offer prior to the Expiration Date in the manner described below, any rights you may have with respect to any failure to comply with the relevant securities laws may be waived and terminated.

      The Rescission Offer may be accepted by completing and signing the "Rescission Offer Form" accompanying the Prospectus and returning such form to the Company at the address set forth therein on or prior to the Expiration Date. Communication by any other means shall not constitute effective acceptance of the Rescission Offer. Acceptance of the Rescission Offer may be revoked in a written notice received by the Company prior to the Expiration Date.

      Rejection of the Rescission Offer requires no action on the part of the shareholder. Failure to deliver the Rescission Offer Form on or prior to the Expiration Date will be deemed a rejection of the Rescission Offer.

      Payment in cash for the Common Stock as to which the Rescission Offer has been accepted will be made by the Company within five business days after the Expiration Date.

                                 Very truly yours,

                                 TEARDROP GOLF COMPANY


                                 Rudy A. Slucker
                                 Chairman, President and Chief Executive Officer